Exhibit 99.1

Agria Announces Divestment Agreement with Ngai Tahu

HONG KONG, Dec. 19, 2018 - Agria Corporation (“Agria” or “the Company”), today announced that on December 14, 2018 Ngai Tahu ceased to be a party to the shareholders’ agreement in relation to the controlling interest in PGW Wrightson.

Agria Group Limited, New Hope and Ngai Tahu (“Shareholders”) were parties to a shareholders agreement dated April 17, 2011 in relation to their shareholding in Agria Asia Investments (Shareholders Agreement). Agria Asia Investments in turn holds all of the shares in Agria Singapore, which held 379,068,619 ordinary shares in PGW (being 50.218% of the shares on issue in PGW).

Under the terms of the divestment agreement, Agria Singapore has transferred 27,434,625 PGW shares to Ngai Tahu Capital Ltd, which will now hold its PGW shares directly. Accordingly, the following changes to the PGW share register have been implemented:

1.       Agria Singapore’s shareholding in PGW will decrease from 50.218% to 46.583%

2.       Ngai Tahu Capital Ltd will hold 3.634% of the shares in PGW directly.

The transaction enables Ngai Tahu to have flexibility in its investment decision making and to hold its interest in PGW directly. The transaction was undertaken pursuant to the Takeovers Code (PGG Wrightson Limited) Exemption Notice 2018, which was granted by the New Zealand Takeovers Panel on December 11, 2018.

About Agria Corporation

Agria is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com